Hunton Andrews Kurth LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218

James V. Davidson
Direct Dial: 804 • 787 • 8035
EMAIL: jdavidson@HuntonAK.com

May 7, 2019	File No: 088502.0000002

VIA EDGAR AND EMAIL

Ms. Stacie Gorman

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Postal Realty Trust, Inc.

Registration Statement on Form S-11

Amendment No.1

Filed April 30, 2019

(File No. 333-230684)

Dear Ms. Gorman:

As counsel to Postal Realty Trust, Inc., a Maryland corporation (the “Company”), and pursuant to our telephone conversations, we are providing the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (File No. 333-230684) (the “Registration Statement”) transmitted orally by the Staff May 7, 2019 (the “Comment”).

For convenience of reference, the Comment is reprinted below in italics and is followed by the response of the Company.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON LOS ANGELES MIAMI NEW YORK NORFOLK RESEARCH TRIANGLE PARK RICHMOND SAN FRANCISCO THE WOODLANDS TYSONS WASHINGTON, DC

www.HuntonAK.com

May 7, 2019

Opportunity for Professional Management to Increase Returns, page 8

1.	Please expand your disclosure to clarify how the reference to “annual rent increases up to 189%” was calculated.

RESPONSE: As discussed with the Staff, the Company will expand the disclosure to clarify how the reference to “annual rent increases up to 189%” is calculated in a prospectus filed pursuant to Rule 424 under the Securities Act of 1933, as amended.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-787-8035.

Sincerely,

/s/ James V. Davidson

cc:	Andrew Spodek, Postal Realty Trust, Inc.
David C. Wright, Hunton Andrews Kurth LLP
Christina T. Roupas, Winston & Strawn LLP